Morgan, Lewis & Bockius llp 1111 Pennsylvania Avenue NW Washington, D.C. 20004 TEL: 202.739.3000 FAX: 202.739.3001 eFax: 877.432.9652 www.morganlewis.com

November 7, 2008

Mr. Kevin Vaughn
Mail Stop 6010
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

RE:	PhotoMedex, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 2, 2008
File No. 0-11635

Dear Mr. Vaughn:

As we discussed, this letter is submitted on behalf of PhotoMedex, Inc. (the “Company”) to respond to Comments 16 and 17 included in your letter dated October 28, 2008, regarding the Company’s preliminary proxy statement for its annual meeting of stockholders.

Set forth below in italics are Comments 16 and 17 followed by the response of the Company.

Independent Auditors’ Report, page D-19

16. We note here and on page D-43 that Photo Therapeutics Group Limited’s financial statements as of and for the year ended December 31, 2007 and 2006 were audited in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. Please obtain and include revised audit reports that comply with Article 2-02 of Regulation S-X and Release 34-49708 which indicate that any audited financial statements that you file with the Commission must be audited in accordance with US generally accepted auditing standards (US GAAS), or in compliance with the standards of the Public Company Accounting Oversight Board (United States), as appropriate.

U.S. GAAP Reconciliation, page D-61

17. Further to the above, we note that the US GAAP reconciliation disclosures on page D-61 appear to be separate from the audited financial statements. Please revise the financial statements for each of the years ended December 31, 2007 and 2007 to include the US GAAP reconciliation as a footnote to the audited financial statements. Refer to the guidance in Item 17(c) of Form 20-F and International Reporting and Disclosure Issues in the Division of Corporation Finance Dated November 1, 2004 found at our website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P384_58406.

Mr. Kevin Vaughn November 7, 2008 Page 2 of 3

The Company has concluded that it would be impracticable for it to obtain financial statements of Photo Therapeutics Group Limited (“PTL”) that include the reconciliation of its financial statements to U.S. generally accepted accounting principles (“U.S. GAAP”) and that have been audited in accordance with generally accepted auditing standards (“U.S. GAAS”). Therefore, the Company requests the Staff’s concurrence with its proposal to include in the proxy statement unaudited financial statements of PTL that include the required reconciliation as a footnote to the financial statements.

As you know, the Company is not soliciting stockholder approval of its acquisition of PTL. Nevertheless, Note A to Schedule 14A provides that, when stockholder approval is being requested on a matter that involves another matter, disclosure must be presented in the proxy statement about that other matter. Since completion of the acquisition of PTL is contingent on approval by the stockholders of various of the matters for which stockholder approval is being sought at the annual meeting, the Company determined to prepare disclosures responsive to Item 14, “Mergers, Consolidations, Acquisitions and Similar Matters,” of Schedule 14A.

Paragraph (c)(2) of Item 14 of Schedule 14A requires the presentation of the information about the company to be acquired (in the Company’s case, PTL) that is required by Part C of Form S-4. With respect to financial statements for PTL, since PTL does not file reports under the Securities Exchange Act of 1934, as amended, Item 17(b)(7) of Form S-4 requires the presentation of the financial statements that would be required in an annual report sent to security holders except as otherwise provided by the instructions to that paragraph. Instruction 1 to Item 17(b)(7) requires the filing of U.S. GAAS audited financial statements for PTL’s most recent fiscal year “only to the extent practicable” and for the fiscal years before the most recent fiscal year only if they were previously audited. Instruction 2 to Item 17(b)(7) provides that when the acquired company’s financial statements are prepared in accordance with accounting standards other than U.S. GAAP, a reconciliation of those financial statements in accordance with Item 17 of Form 20-F (the “U.S. GAAP Reconciliation”) must be prepared “unless a reconciliation is unavailable or not obtainable without unreasonable cost or expense.” When the required U.S. GAAP Reconciliation is not provided, however, Instruction 2 provides that at least “a narrative description of all material variations in accounting principles, practices and methods used in preparing the non-U.S. GAAP financial statements from those accepted in the U.S.” must be presented (the “Narrative Description”). Both the U.S. GAAP Reconciliation and the Narrative Description are required to be included within the audited financial statements.

As you know, PTL’s financial statements were not audited in accordance with U.S. GAAS. In addition, PTL’s financial statements were prepared in accordance with applicable United Kingdom accounting standards.

PTL’s auditors have advised the Company that a U.S. GAAS audit of PTL’s financial statements would take them up to four months and would cost the Company an additional $100,000 to $200,000, making the acquisition unduly expensive, if the U.S. GAAP Reconciliation were included as a footnote to PTL’s financial statements. The inclusion of the Narrative Description in the audited financial statements instead of the U.S. GAAP Reconciliation would cost the Company a third less, but the Company is not confident that the audit of the Narrative Description will be completed on a timely basis. PTL’s auditors have advised the Company that they believe they can complete the audit of the Narrative Description in 1.5 to 2.5 months (with no guarantee that it might not take longer). The Company is concerned that even if the audit of the Narrative Description were completed within 1.5 months (and there is no guarantee that would happen), it would be unable to mail the proxy statement to stockholders in early January, which it believes is required to obtain the necessary votes that would enable it to complete the acquisition by the end of February 2009, the deadline under the acquisition agreement.

Mr. Kevin Vaughn November 7, 2008 Page 3 of 3

Accordingly, the Company believes that providing financial statements for PTL’s most recent year that include the U.S. GAAP Reconciliation or the Narrative Description and have been audited in accordance with U.S. GAAS would be impracticable. Therefore, under Instruction 1, the Company believes that it should be able to present unaudited financial statements for PTL’s most recent year. Since PTL’s financial statements that include the U.S. GAAP Reconciliation or Narrative Description have never been audited in accordance with U.S. GAAS, the Company believes that Instruction 1 of Item 17(b)(7) would permit the Company to provide unaudited financial statements for PTL’s prior periods.

The Company included in the preliminary proxy statement the financial statements of PTL that had been audited under UK and Ireland standards because it thought that providing those financial statements would be preferable than providing unaudited financial statements. The Company now understands that the SEC’s rules do not contemplate the filing of financial statements that have audited in accordance with standards that are not U.S. GAAS. Accordingly, the Company proposes to include unaudited financial statements for PTL that include the U.S. GAAP Reconciliation in an unaudited footnote in its amended preliminary proxy materials that reflect all of the Staff’s comments.

For your information, the Company expects to comply with the requirements applicable to the Form 8-K that it will need to file after completion of the acquisition of PTL. Based on estimates of 2008 pre-tax income, the Company expects that it will only need to file audited financial statements of PTL for its most recent fiscal year. Since the Company will complete the acquisition of PTL after the end of 2008, the Company intends to include 2008 financial statements for PTL in the Form 8-K.

* * * * *

The Company’s acknowledgement of its responsibility for its disclosures, in the form requested by the Securities and Exchange Commission, signed by Dennis M. McGrath, Chief Financial Officer of PhotoMedex, Inc., accompanies this response.

If you have any further comments or would like to discuss this matter, please contact me at your convenience. We appreciate your assistance in this matter.

Sincerely yours,
/s/ Linda L. Griggs
Linda L. Griggs

cc.	PhotoMedex, Inc.
Jeffrey F. O’Donnell
Davis Woodward
Dennis McGrath
Morgan Lewis
Brian Miner

November 7, 2008

Mr. Kevin Vaughn
Mail Stop 6010
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

RE:	PhotoMedex, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 2, 2008
File No. 0-11635

Dear Mr. Vaughn:

In connection with the comment letter, dated October 28, 2008, sent by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), with respect to the above referenced filings, PhotoMedex, Inc. (“PhotoMedex”) hereby acknowledges:

•	PhotoMedex is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	PhotoMedex may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of PhotoMedex, a response to your specific comments.

Sincerely,

PHOTOMEDEX, INC.

By:  /s/ Dennis M. McGrath
Name: Dennis M. McGrath
Title: Chief Financial Officer